Exhibit 99.1

Cardiome Reports Second Quarter 2017 Financial Results

NASDAQ: CRME TSX: COM

Management to Host Conference Call and Webcast Today,
August 8, 2017 at 4:30 p.m. ET (1:30 p.m. PT)

VANCOUVER, Aug. 8, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter ended June 30, 2017 and commented on recent accomplishments and plans.

"Our second quarter was marked by several business development and regulatory accomplishments which pave the way for increased access to our products internationally," commented William Hunter, MD, CEO and President of Cardiome.  "Our commercial launch of BRINAVESS® in Canada continues to expand our geographic footprint, and we look forward to making additional products available to our Canadian sales force as we work alongside the provincial formularies. These efforts are expected to be supplemented by targeting Canadian NDS filings for TREVYENT® and XYDALBA™ later this year. These achievements are important steps as we continue to build a commercial portfolio of differentiated hospital products that address patient needs, and make these products available through our global distribution capabilities."

Second Quarter 2017 and Recent Highlights

•	Cardiome received authorization from Health Canada to commercialize BRINAVESS® (vernakalant hydrochloride, IV) in Canada. The product is currently available on the Ontario formulary, with a broader launch across multiple provincial formularies anticipated in the third quarter of 2017 and early 2018.
•	Cardiome received approval from Health Canada for the AGGRASTAT® (tirofiban hydrochloride) high dose bolus (HDB) regimen, better aligning the Canadian, United States, and European product labels.
•	Cardiome's partner SteadyMed submitted a New Drug Application to the U.S. Food and Drug Administration for TREVYENT® (treprostinil injection) for the treatment of pulmonary arterial hypertension. This filing will assist Cardiome in preparing submissions for TREVYENT in both the European Union and Canada before the end of 2017.
•	Cardiome signed an exclusive license and distribution agreement with Tzamal Medical Ltd. to support the planned commercialization of XYDALBA™ (dalbavancin hydrochloride) in Israel, anticipating a timely registration and launch within the next 18 months.
•	Cardiome announced changes to its senior management team, including the appointment of Justin Renz as Chief Financial Officer, Jennifer Archibald as Chief Business Operations Officer, David Dean as Chief Business Development Officer, and Hugues Sachot as Chief Commercial Officer.
•	Cardiome expanded its term loan agreement with CRG-managed funds, providing the Company with up to $50 million of available borrowing capacity.
•	Cardiome's partner SteadyMed completed a TREVYENT® (treprostinil injection) clinical validation study successfully demonstrating dose accuracy and precision of the PatchPump delivery system.

Summary Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Cardiome recorded a net loss of $8.5 million (basic loss per share of $0.26) for the three months ended June 30, 2017, compared to a net loss of $7.5 million (basic loss per share of $0.37) for the three months ended June 30, 2016. On a year-to-date basis, Cardiome recorded a net loss of $14.8 million (basic loss per share of $0.46) for the six months ended June 30, 2017 compared to a net loss of $8.7 million (basic loss per share of $0.43) for the six months ended June 30, 2016. The increase in net loss on a year-to-date basis was due primarily to an increase in selling, general and administration ("SG&A") expense and a decrease in revenue.

Revenue for the three months ended June 30, 2017 was $5.8 million compared to revenue of $5.9 million for the three months ended June 30, 2016. Revenue for the six months ended June 30, 2017 and 2016 was $11.0 million and $13.0 million, respectively. The decrease in revenue for the six months ended June 30, 2017 was due to the timing of distributor sales. During the six months ended June 30, 2016, Cardiome recorded revenue of $1.7 million from an annual order to a distributor.  The annual order for 2017 from that distributor will be split into two orders and Cardiome expects that at least one shipment will be shipped and recorded in the third quarter of this year.

Gross margin for the three and six months ended June 30, 2017 was 70.1% and 69.4%, respectively, compared to 71.5% and 76.1% for the three and six months ended June 30, 2016. The fluctuation in gross margin is primarily due to changes in customer mix. A significant portion of Cardiome's sales during the three and six months ended June 30, 2017 was to a distributor with lower margins.

SG&A expense for the three months ended June 30, 2017 was $9.6 million compared to $8.0 million for the three months ended June 30, 2016. The increase in SG&A expense was primarily due to expansion of Cardiome's direct sales force in Europe related to the launch of XYDALBA™ and to the initiation of a Canadian sales force. On a year-to-date basis, SG&A expense for the six months ended June 30, 2017 was $17.8 million compared to $14.2 million for the six months ended June 30, 2016.  The increase in SG&A expense was primarily due to expansion of Cardiome's direct sales force in Europe related to the launch of XYDALBA™ and to the initiation of a Canadian sales force. Additionally, there was an increase of $1.6 million to the Company's stock-based compensation expense as a result of market fluctuations in Cardiome's share price.

In the second quarter of 2017, the Company amended the terms of its term loan agreement with CRG-managed funds. As a result, Cardiome incurred investment banking, legal and other expenses of $1.4 million during the three and six months ended June 30, 2017.

Interest expense was $1.2 million for the three months ended June 30, 2017, compared to $0.4 million for the three months ended June 30, 2016. The increase was due to an increase in long-term debt in the second quarter of 2017 as the Company amended the terms of the CRG term loan agreement. On a year-to-date basis, interest expense for the six months ended June 30, 2017 was $2.0 million compared to $0.9 million for the six months ended June 30, 2016.  The increase was due to interest being accrued on a higher long-term debt principal amount during the six months ended June 30, 2017.

Liquidity and Outstanding Share Capital

At June 30, 2017, the Company had cash and cash equivalents of $28.4 million. As of August 7, 2017, there were 33,801,015 common shares issued and outstanding, and 2,919,557 common shares issuable upon the exercise of outstanding stock options (of which 1,461,093 were exercisable) at a weighted average exercise price of CAD $5.40 per share, and 108,673 restricted share units outstanding.

Conference Call

Cardiome will hold a conference call and webcast on Tuesday, August 8, 2017 at 4:30pm ET (1:30pm PT). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 72064400. The webcast can be accessed through Cardiome's website at www.cardiome.com or through the following link:

https://event.on24.com/wcc/r/1467066/DC894F8190C6D4AEF9EB1B450D4BF071

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 8, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 064400 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban hydrochloride) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern countries and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; and the availability of capital to finance our activities;These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed May 15, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.
Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$28,383	$26,758
Restricted cash	2,883	2,547
Accounts receivable, net of allowance for doubtful accounts of $110 (2016 - $97)	5,397	6,154
Inventories	6,366	4,618
Prepaid expenses and other assets	1,214	1,302
	44,243	41,379

Property and equipment	480	548
Intangible assets	23,717	24,352
Goodwill	318	318
Deferred income tax assets	461	460
	$69,219	$67,057

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,333	$8,021
Current portion of deferred consideration	1,670	2,815
Current portion of deferred revenue	197	182
	9,200	11,018

Long-term debt, net of unamortized debt issuance costs and discount	28,448	19,391
Deferred revenue	2,479	2,381
Other long-term liabilities	228	243
	40,355	33,033

Stockholders' equity:
Common stock	352,390	344,928
Authorized - unlimited number without par value
Issued and outstanding – 33,800,860 (2016 – 31,884,420)
Additional paid-in capital	37,508	35,812
Deficit	(377,899)	(363,054)
Accumulated other comprehensive income	16,865	16,338
	28,864	34,024
	$69,219	$67,057

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue:
Product and royalty revenues	$5,705	$5,864	$10,858	$12,907
Licensing and other fees	49	47	95	94
	5,754	5,911	10,953	13,001
Cost of goods sold	1,721	1,685	3,357	3,110
Gross margin	4,033	4,226	7,596	9,891
Expenses:
Selling, general and administration	9,576	7,977	17,796	14,245
Amortization	842	750	1,677	1,278
	10,418	8,727	19,473	15,523
Operating loss	(6,385)	(4,501)	(11,877)	(5,632)

Other expense:
Loss on extinguishment of long-term debt	-	1,402	-	1,402
Other expense on modification of long-term debt	1,422	-	1,422	-
Interest expense	1,247	445	2,034	850
Other expense	29	111	107	335
Foreign exchange (gain) loss	(559)	961	(626)	392
	2,139	2,919	2,937	2,979
Loss before income taxes	(8,524)	(7,420)	(14,814)	(8,611)
Income tax expense (recovery)	(12)	94	31	137
Net loss	$(8,512)	$(7,514)	$(14,845)	$(8,748)
Other comprehensive income (loss):
Foreign currency translation adjustments	441	660	527	366
Comprehensive loss	$(8,071)	$(6,854)	$(14,318)	$(8,382)
Loss per common share
Basic	$(0.26)	$(0.37)	$(0.46)	$(0.43)
Diluted	$(0.26)	$(0.37)	$(0.46)	$(0.46)
Weighted average common shares outstanding
Basic	32,441,211	20,358,724	32,168,840	20,329,011
Diluted	32,441,211	20,358,724	32,168,840	20,404,593

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating activities:
Net loss	$(8,512)	$(7,514)	$(14,845)	$(8,748)
Items not affecting cash:
Amortization	842	750	1,677	1,278
Amortization of deferred financing fees	41	57	87	146
Accretion of long-term debt	41	-	41	-
Write-down of inventory	-	-	70	-
Loss on extinguishment of long-term debt	-	1,402	-	1,402
Stock-based compensation expense (recovery)	937	420	1,330	(293)
Unrealized foreign exchange gain (loss)	(800)	539	(972)	353
Changes in operating assets and liabilities:
Restricted cash	2	3	(194)	(295)
Accounts receivable	447	810	1,176	(512)
Inventories	(351)	6	(1,482)	(29)
Prepaid expenses and other assets	285	-	102	(503)
Accounts payable and accrued liabilities	(411)	1,946	(1,259)	459
Deferred revenue	(49)	(47)	(95)	(94)
Other long-term liabilities	268	(7)	260	(15)
Net cash used in operating activities	(7,260)	(1,635)	(14,104)	(6,851)

Investing activities:
Purchase of property and equipment	(5)	-	(5)	(9)
Purchase of intangible assets	(1)	(5,596)	(13)	(5,611)
Net cash used in investing activities	(6)	(5,596)	(18)	(5,620)

Financing activities:
Issuance of common stock	6,890	-	6,890	841
Share issue costs	(342)	(7)	(342)	(30)
Issuance of common stock upon exercise of stock options	364	-	384	-
Income tax withholdings on vesting of restricted share units	(47)	(129)	(49)	(131)
Proceeds from issuance of long-term debt	10,000	20,000	10,000	20,000
Financing fees on issuance of long-term debt	(150)	(662)	(150)	(690)
Repayment of long-term debt	-	(9,000)	-	(10,000)
Payment of fees on extinguishment of long-term debt	-	(1,146)	-	(1,146)
Payment of deferred consideration	(547)	(521)	(1,145)	(1,029)
Net cash provided by financing activities	16,168	8,535	15,588	7,815

Increase (decrease) in cash and cash equivalents during the period	8,902	1,304	1,466	(4,656)
Effect of foreign exchange rate changes on cash and cash equivalents	108	43	159	(121)
Cash and cash equivalents, beginning of period	19,373	11,537	26,758	17,661
Cash and cash equivalents, end of period	$28,383	$12,884	$28,383	$12,884

Supplemental cash flow information:
Interest paid	$889	$389	$1,636	$709
Net income taxes paid (received)	35	(49)	(353)	(15)

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2017/08/c8868.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:00e 08-AUG-17